A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act"), or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. Persons" (as such term is defined in Regulation S under the U.S. Securities Act) ("U.S. Persons") except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. Persons. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of TransGlobe Energy Corporation, at Suite 2300, 250 - 5th Street SW, Calgary, Alberta T2P 0R4, Telephone (403) 264-9888, and are also available electronically at www.sedar.com.

New Issue	February 7, 2012

PRELIMINARY SHORT FORM PROSPECTUS

$85,000,000
6.00% Convertible Unsecured Subordinated Debentures

TransGlobe Energy Corporation (the "Company" or "TransGlobe") is hereby qualifying pursuant to this short form prospectus the distribution (the "Offering") of $85,000,000 aggregate principal amount of 6.00% convertible unsecured subordinated debentures (the "Debentures").

The Debentures will bear interest at an annual rate of 6.00% payable semi-annually in arrears, on March 31 and September 30 in each year commencing on September 30, 2012 (each an "Interest Payment Date"). The September 30, 2012 interest payment will represent accrued interest for the period from and including the closing date of the Offering, but excluding September 30, 2012. The maturity date will be March 31, 2017 (the "Maturity Date") on which date the holders shall be entitled to receive the principal amount of the Debentures at par together with all accrued and unpaid interest thereon. See "Details of the Offering - Debentures – General".

Debenture Conversion Privilege

Each Debenture will be convertible into common shares ("Common Shares") of the Company at the option of the holder thereof at any time prior to 5:00 p.m. (Calgary time) on the earliest of: (i) the Business Day (as defined herein) immediately preceding the Maturity Date, and (ii) the last Business Day immediately preceding the Redemption Date (as defined herein), in each case, at a conversion price of $15.10 per Common Share, representing a conversion rate of approximately 66.2252 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the Indenture (as defined herein). Upon conversion, holders of Debentures will receive accrued and unpaid interest thereon from the last Interest Payment Date up to, but not including, the date of conversion. Further particulars concerning the conversion privilege, including provisions for the adjustment of the conversion price, are set out under "Details of the Offering - Debentures – Conversion Privilege".

The Debentures may not be redeemed by the Company before March 31, 2015, except in certain limited circumstances following a Change of Control (as defined herein). On or after March 31, 2015 and prior to the Maturity Date, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days' and not less than 30 days' prior written notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption, provided that the Current Market Price (as defined herein) of the Common Shares on the date on which notice of redemption is given is not less than 125% of the Conversion Price. In the event that a holder of Debentures exercises their conversion right following a notice of redemption by the Company, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the latest Interest Payment Date to the Conversion Date (as defined herein).

- ii -

On the Redemption Date or on the Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined herein) has occurred and is continuing, the Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured, and any accrued and unpaid interest thereon, by issuing and delivering Common Shares to the holders of the Debentures. Payment for such Debentures subject to the election would be satisfied by delivering that number of Common Shares obtained by dividing the principal amount of the Debentures subject to the election which are to be redeemed or have matured, and any accrued and unpaid interest thereon, by 95% of the Current Market Price of the Common Shares on the Redemption Date or Maturity Date, as applicable. No fractional Common Shares will be issued upon redemption or maturity of the Debentures; in lieu thereof, the Company will satisfy such fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares. Further particulars of the interest, redemption, repurchase and maturity provisions of the Debentures are set out under "Details of the Offering - Debentures".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices and the liquidity of the Debentures, and the extent of issuer regulation. See "Risk Factors".

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "TGL" and on the NASDAQ OMX Global Select Market ("NASDAQ") under the trading symbol "TGA". On February 1, 2012, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $10.40 and on the NASDAQ was US$10.46 and on February 6, 2012, the closing price of the Common Shares on the TSX was $10.14 and on the NASDAQ was US$10.18. The Company has applied to list the Debentures distributed under this short form prospectus (including any Debentures that may be issued pursuant to the Over-Allotment Option (as defined herein)) and the Common Shares issuable upon conversion, redemption or maturity of the Debentures (together with the Debentures, the "Offered Securities") on the TSX. Such listings, as well as the Company's existing listing of Common Shares on the NASDAQ, will be subject to the Company fulfilling all the listing requirements of the TSX and the NASDAQ, respectively. The offering price of the Debentures was determined by negotiation among TransGlobe and Scotia Capital Inc. and Macquarie Capital Markets Canada Ltd., on their own behalf and on behalf of Canaccord Genuity Corp., RBC Dominion Securities Inc., Dundee Securities Ltd., FirstEnergy Capital Corp. and GMP Securities L.P. (collectively, the "Underwriters").

Price: $1,000 per Debenture

			Net Proceeds
	Price to the Public	Underwriters' Fee(1)	to the Company(2)
Per Debenture	$1,000	$40	$960
Total	$85,000,000	$3,400,000	$81,600,000

Notes:
(1)	The Underwriters' Fee (as defined herein) for the Debentures is 4.0% of the gross proceeds from the issuance of the Debentures and is payable in full on the Closing Date.
(2)	Before deducting expenses of the Offering estimated at $550,000, which will be paid from the general funds of the Company. See "Plan of Distribution".
(3)

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable from time to time, in whole or in part, for a period commencing at closing of the Offering and ending 30 days following the Closing Date to purchase up to an additional 12,750 Debentures at a price of $1,000 per Debenture on the same terms and conditions of the Offering to cover over-allotments, if any, and for market stabilization purposes. In the event that the Over-Allotment Option is exercised in full, the total offering price to the public, the Underwriters' Fee and the net proceeds to TransGlobe in respect of the Debentures will be $97,750,000, $3,910,000 and $93,840,000, respectively. See "Plan of Distribution". This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Debentures offered upon the exercise of the Over- Allotment Option and the Common Shares issuable upon conversion, redemption or maturity of the Debentures. A purchaser who acquires Debentures forming part of the over-allocation position acquires such Debentures under this short form

- iii -

prospectus regardless of whether the over-allocation position is filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

The following table sets forth the number of Debentures that may be offered by the Company pursuant to the Over-Allotment Option.

Maximum size or number
Underwriters' Position	of Debentures held	Exercise period	Exercise price
Over-Allotment Option	12,750 Debentures	Commencing at closing of the Offering and ending 30 days following the Closing Date	$1,000 per Debenture

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Company by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Torys LLP. The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about February 22, 2012, or on such later date as the Company and the Underwriters may agree upon in writing but, in any event, such date shall be no later than 42 days from the date of the issuance of the Final Passport System Decision Document (as defined herein) (the "Closing Date"). It is expected that certificates for the Debentures will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") and will be deposited with CDS on the Closing Date. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, including where a certificate requires the addition of a legend under applicable securities laws of the United States, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased.

The Underwriters propose to offer the Debentures initially at the offering price specified above. After a reasonable effort has been made to sell all the Debentures at the prices specified, the Underwriters may subsequently reduce the selling prices of the Debentures to investors from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the proceeds received by the Company. See "Plan of Distribution".

An investment in the Debentures, including the Common Shares issuable upon conversion, redemption or maturity of the Debentures, is subject to certain risks inherent in the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. Investors should carefully consider the risks described under the heading "Risk Factors" in the AIF (as defined herein) incorporated by reference in this short form prospectus, the risks identified elsewhere in this short form prospectus including under the heading "Risk Factors" and the documents incorporated by reference herein prior to making an investment in the Debentures.

The Debentures may be sold only in those jurisdictions where offers and sales are permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Debentures in any jurisdiction where it is unlawful. Closing of the Offering is also subject to a number of conditions, including the approval of the TSX and, among other things, review of the final documentation in respect of the Debentures by the Company's senior lender.

The registered office of the Company is located at 2400, 525-8th Avenue S.W., Calgary, Alberta T2P 1G1 and its head office is located at 2300, 250 - 5th Street S.W., Calgary, Alberta T2P 0R4.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"AIF" means the annual information form of the Company for the year ended December 31, 2010 dated March 18, 2011;

"Board of Directors" means the board of directors of the Company as it may be comprised from time to time;

"Business Day" means a day, other than a Saturday or Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

"Canadian GAAP" means Canadian generally accepted accounting principles, as amended from time to time;

"CDS" means CDS Clearing and Depository Services Inc.;

"Change of Control" has the meaning attributed thereto under "Details of the Offering – Debentures – Repurchase upon a Change of Control";

"Change of Control Purchase Date" means the date specified for purchase in a Debenture Offer;

"Closing Date" means the date of closing of the Offering which is expected to be February 22, 2012, or on such later date as the Company and the Underwriters may agree upon in writing but, in any event, such date shall be no later than 42 days from the date of issuance of the Final Passport System Decision Document;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time;

"Common Share Interest Payment Election" has the meaning attributed thereto under "Summary of the Offering - Debentures — Interest Payment Election";

"Common Shares" means the common shares of the Company, as constituted from time to time;

"Company" or "TransGlobe" means TransGlobe Energy Corporation, a corporation incorporated under the ABCA, and includes its direct and indirect Subsidiaries, where the context requires;

"Conversion Date" means the date on which a Debenture is surrendered when the register of the Debenture Trustee is open and in accordance with the provisions of the Indenture or, in the case of a Global Debenture, on the date which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at one of its offices specified in the Indenture; provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed the person or persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such register is next reopened;

"Conversion Price" means $15.10 per Common Share, subject to adjustment in accordance with the Indenture;

"Counsel" means, collectively, Burnet, Duckworth & Palmer LLP and Torys LLP;

"Current Market Price" has the meaning attributed thereto under "Details of the Offering - Debentures – Conversion Privilege";

"CSA 51-324" means the Staff Notice 51-324 - Glossary to NI 51-101 Standards of Disclosure For Oil And Gas Activities of the Canadian Debentures Administrators;

"Debenture Offer" has the meaning attributed thereto under "Details of the Offering - Debentures – Repurchase Upon a Change of Control";

"Debenture Trustee" means Olympia Trust Company;

"Debentures" means the $85,000,000 aggregate principal amount of 6.00% convertible unsecured subordinated debentures offered pursuant to the Offering;

"DeGolyer" means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

"DeGolyer Report" means the report of DeGolyer dated January 10, 2012 evaluating the Egypt and Yemen crude oil reserves of the Company as at December 31, 2011;

"Egypt" means the Arab Republic of Egypt;

"Event of Default" has the meaning attributed thereto under "Details of the Offering- Debentures – Events of Default";

"Final Passport System Decision Document" means a receipt for this short form prospectus issued in accordance with the Passport System;

"gross" means: (i) in relation to the Company's interest in production or reserves, its "company gross reserves", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Company; (ii) in relation to wells, the total number of wells in which the Company has an interest; and (iii) in relation to properties, the total area of properties in which the Company has an interest;

"IFRS" means International Financial Reporting Standards as adopted by the International Accounting Standards Board, as amended from time to time;

"Indenture" means the indenture between the Company and the Debenture Trustee under which the Debentures will be issued;

"Interest Obligation" means the Company's obligation to pay interest on the Debentures in accordance with the Indenture;

"Interest Payment Date" has the meaning attributed thereto on the cover page hereto;

"Maturity Date" means March 31, 2017;

"NASDAQ" means the NASDAQ OMX Global Select Market;

"net" means: (i) in relation to the Company's interest in production or reserves, the Company's working interest (operating or non-operating) share after deduction of royalty obligations, plus the Company's royalty interests in those production or reserves; (ii) in relation to the Company's interest in wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and (iii) in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"NI 44-101" means National Instrument 44-101 – Short Form Prospectus Distributions;

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

"Offered Securities" means collectively, the Debentures and the Common Shares issuable upon conversion, redemption or maturity of the Debentures;

"Offering" means the offering of Debentures pursuant to this short form prospectus;

"Passport System" means the system and procedures for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"Participant" means a participant in the depository service of CDS;

"Redemption Date" means the date set for the redemption of the Debentures;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Senior Indebtedness" has the meaning attributed thereto under "Details of the Offering - Debentures – Subordination";

"Shareholders" means the holders from time to time of Common Shares;

"Subsidiaries" has the meaning attributed thereto under the ABCA;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, each as amended from time to time;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, Scotia Capital Inc., Macquarie Capital Markets Canada Ltd., Canaccord Genuity Corp., RBC Dominion Securities Inc., Dundee Securities Ltd., FirstEnergy Capital Corp. and GMP Securities L.P.;

"Underwriters' Fee" means the fee payable to the Underwriters for the Debentures in the amount of 4.0% of the aggregate principal amount of the Debentures (payable in its entirety on the Closing Date);

"Underwriting Agreement" means the agreement dated February 1, 2012 among the Company and the Underwriters in respect of the Offering;

"United States" or "U.S." means the United States of America; and

"Yemen" means the Republic of Yemen.

Certain other terms used herein but not defined herein are defined in NI 51-101 and/or CSA 51-324, unless the context otherwise requires and shall have the same meanings herein as in NI 51-101 and/or CSA 51-324. Certain oil and natural gas terms are also defined under "Certain Definitions – Selected Oil and Gas Terms" in the AIF, which is incorporated by reference herein.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	Mcf	one thousand cubic feet
Mbbls	one thousand barrels	MMcf	one million cubic feet
MMbbls	one million barrels	Bcf	one billion cubic feet
NGLs	natural gas liquids	Mcf/d	one thousand cubic feet per day
bbls/d	barrels of oil or natural gas liquids per day	MMcf/d	one million cubic feet per day
mbbls/d	one thousand barrels per day

Other

BOE or boe	barrel of oil equivalent, using the conversion factor of 6 Mcf: 1 bbl
Mboe	one thousand barrels of oil equivalent
MMboe	one million barrels of oil equivalent
bfpd	barrels of fluid per day
boe/d	barrels of oil equivalent per day
bopd	barrels of oil per day

"BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
cubic feet	cubic metres ("m3")	0.028
cubic metres	cubic feet	35.301
bbls	m3	0.159
m3	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.4710

CURRENCY AND EXCHANGE RATES

The following table sets forth, for each of the periods indicated the high and low rates of exchange of Canadian dollars into United States dollars ("U.S. dollars"), the average of the exchange rates during each such period and the end-of-period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as available on the Bank of Canada website. On February 6, 2012, the noon buying rate for one U.S. dollar in Canadian dollars as certified by the Bank of Canada was $0.9954.

	Year Ended December 31
	2011	2010	2009
Highest rate during the period	$1.0604	$1.0778	$1.3000
Lowest rate during the period	$0.9449	$0.9946	$1.0292
Average noon spot rate for the period(1)	$0.9891	$1.0299	$1.1420
Rate at the end of the period	$1.0162	$0.9931	$1.0456

Note:
(1)	The average of the daily noon buying rates during the period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

the use of proceeds from the Offering;
completion of the Offering;
the performance characteristics of the Company's oil properties;
oil production levels;
the quantity of oil reserves;
capital expenditure programs;
supply and demand for oil and commodity prices;
drilling plans;
expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
treatment under governmental regulatory regimes and tax laws;
realization of the anticipated benefits of acquisitions and dispositions;

adverse technical factors associated with exploration, development, production or transportation of crude oil reserves; and
changes or disruptions in the political or fiscal regimes in the Company's areas of activity.

Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

geopolitical risks associated with the Company's operations in Egypt and Yemen;
general economic conditions in Canada, the United States, Egypt, Yemen and globally;
general economic stability of the Company's financial lenders and creditors;
payment of crude oil marketing contracts and associated financial hedging instruments;
industry conditions, including fluctuations in the price of oil;
governmental regulation of the oil industry, including environmental regulation;
fluctuation in foreign exchange or interest rates;
risks inherent in oil operations;
geological, technical, drilling and processing problems;
unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
failure to obtain industry partner and other third-party consents and approvals, when required;
stock market volatility and market valuations;
competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
incorrect assessments of the value of acquisitions;
the need to obtain required approvals from regulatory authorities; and
the other factors considered under "Risk Factors".

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Company nor any of the Underwriters undertakes any obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities laws.

Although the forward-looking statements contained in this short form prospectus and in the documents incorporated by reference herein are based upon assumptions which management of the Company believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. With respect to forward-looking statements contained in this short form prospectus, the Company has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; and other matters.

Forward-looking statements and other information contained herein concerning the oil and natural gas industry in the countries in which it operates and the Company's general expectations concerning this industry are based on estimates prepared by management of the Company using data from publicly available industry sources as well as from resource reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any material misstatements regarding any industry data presented herein, the oil and natural gas industry involves numerous risks and uncertainties and is subject to change based on various factors.

FINANCIAL INFORMATION

Within this short-form prospectus and the documents incorporated by reference herein, references are made to terms commonly used in the oil and gas industry which are not defined within Canadian GAAP (the "Non-GAAP Measures") or IFRS (the "Non-IFRS Measures"). Management of the Company believes these Non-GAAP Measures and Non-IFRS Measures are a useful tool in analyzing operating performance. The Company's method of calculating the Non-GAAP Measures and Non-IFRS Measures may differ from methods used by other issuers. Therefore, the Company's use of the Non-GAAP Measures and Non-IFRS Measures may not be comparable to similar measures presented by other issuers. These Non-GAAP Measures and Non-IFRS Measures should be read in conjunction with the financial statements (or other financial information) of the Company. See also "Non-GAAP Measures" in the TransGlobe Annual MD&A (as defined herein).

"Funds flow from operations" represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Investors are cautioned that "funds flow" should not be construed as an alternative to cash flow from operations, net earnings or other measures of liquidity or financial performance calculated in accordance with Canadian GAAP or IFRS and may not be comparable to similar measures used by other companies.

"Debt to funds flow ratio" is used by management to set the amount of capital in proportion to risk. Our debt to funds flow ratio is computed as long-term debt, including the current portion, divided by funds flow for the trailing twelve months. Debt to funds flow ratio may not be comparable to similar measures used by other companies.

"Netback" represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. "Netback per barrel", is calculated by dividing netbacks by total barrels of crude oil. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by our principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company, Suite 2300, 250 – 5th Street S.W., Calgary, Alberta T2P 0R4, Telephone: (403) 264-9888 and are also available electronically at www.sedar.com.

The following documents of the Company, filed with the various provincial securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the AIF;

(b)

the audited consolidated financial statements of the Company as at December 31, 2010 and 2009 and for the years then ended, together with the notes thereto and the report of independent registered chartered accountants thereon;

(c)	management's discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2010, dated as at March 11, 2011 ("TransGlobe Annual MD&A");

(d)

the unaudited condensed consolidated interim financial statements of the Company as at September 30, 2011 and for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto;

(e)	management's discussion and analysis of the financial condition and results of operations of the Company as at and for the three and nine months ended September 30, 2011, dated as at November 7, 2011;

(f)	the management proxy circular of the Company dated March 25, 2010, relating to the annual general and special meeting of the shareholders of the Company held on May 11, 2010;

(g)	the management proxy circular of the Company dated March 25, 2011, relating to the annual general and special meeting of the shareholders of the Company held on May 11, 2011;

(h)	the material change report of the Company dated January 10, 2011 in respect of the announcement the Company's short form prospectus offering of 5,000,000 Common Shares (the "2011 Offering");

(i)	the material change report of the Company dated February 1, 2011 in respect of the closing of the 2011 Offering;

(j)	the material change report of the Company dated February 14, 2011 in respect of the disclosure of TransGlobe's 2010 year-end reserves;

(k)	the material change report of the Company dated January 17, 2012 in respect of the disclosure of TransGlobe's 2011 year-end reserves; and

(l)	the material change report of the Company dated February 2, 2012 in respect of the Offering.

Any documents of the type required by NI 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the Offering, are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of the Offering and should be read in conjunction with the detailed information contained elsewhere in this short form prospectus. For a more complete description of the terms of the Debentures, see "Details of the Offering - Debentures":

Closing Date:	On or about February 22, 2012.

Use of Proceeds:

The estimated net proceeds from the Offering, after deducting the Underwriters' Fee, but prior to deducting the estimated expenses of the Offering payable by the Company, will be approximately $81,600,000, assuming no exercise of the Over-Allotment Option. The Company will use such net proceeds to pursue new business development opportunities, including adding new acreage through farm-in arrangements, bid rounds or acquisitions. If the Over-Allotment Option is exercised in full, the net proceeds to TransGlobe, after deducting the Underwriters' Fee, but prior to deducting the the estimated expenses of the Offering payable by TransGlobe, will be approximately $93,840,000. In the event that all or part of the Over-Allotment Option is exercised, the additional proceeds received will be used to pursue new business development opportunities, including adding new acreage through farm-in arrangements, bid rounds or acquisitions. See "Use of Proceeds".

Listing and Trading:

The Company has applied to list the Debentures (including any Debentures that may be issued pursuant to the Over-Allotment Option) distributed under this short form prospectus and the Common Shares issuable upon conversion, redemption or maturity of the Debentures (including any Debentures that may be issued pursuant to the Over-Allotment Option) on the TSX. Such listings, as well as the Company's existing listing of Common Shares on the NASDAQ, will be subject to the Company fulfilling all the listing requirements of the TSX and the NASDAQ, respectively.

Risk Factors:

See "Risk Factors" and other information included or incorporated by reference in this short form prospectus for a discussion of the factors that should be carefully considered before making a decision to invest in the Debentures.

Issue:	$85,000,000 aggregate principal amount of 6.00% convertible unsecured subordinated debentures.

Price:	$1,000 per Debenture.

Maturity Date:	March 31, 2017.

Interest:

The Debentures will bear interest at an annual rate of 6.00% payable semi- annually in arrears, on March 31 and September 30 in each year commencing on September 30, 2012. The first payment will represent accrued interest for the period from the Closing Date up to, but excluding, September 30, 2012.

Conversion Privilege:

Each Debenture will be convertible at the option of the holder thereof into fully paid and non-assessable Common Shares at any time prior to 5:00 p.m. (Calgary time) on the earliest of: (i) the Business Day immediately preceding the Maturity Date and (ii) the last Business Day immediately preceding any Redemption Date, in each case, at the Conversion Price, representing a conversion rate of approximately 66.2252 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the Indenture. Interest will be paid on conversion from the last Interest Payment Date up to, but not including, the Conversion Date. Holders converting their Debentures will become holders of record of Common Shares on the date of conversion provided that, if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person entitled to receive Common Shares shall become the holder of record of such Common Shares as at the date on which such register is next reopened. Notwithstanding the foregoing, no Debentures may be converted on an Interest Payment Date or during the five Business Days preceding March 31 and September 30 in each year, commencing September 30, 2012, as the registers of the Debenture Trustee will be closed during such periods. The Conversion Price is subject to adjustment in certain circumstances. See "Details of the Offering — Debentures — Conversion Privilege".

Redemption and Purchase:

The Debentures may not be redeemed by the Company before March 31, 2015, except in certain limited circumstances following a Change of Control. See "Details of the Offering - Debentures — Repurchase upon a Change of Control". On or after March 31, 2015 and prior to the Maturity Date, the Debentures may be redeemed by the Company, in whole or in part from time to time, at the Company's option on not more than 60 days' and not less than 30 days' prior written notice, at a redemption price equal to the principal amount plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, provided that the Current Market Price of the Common Shares on the date on which notice of redemption is given is not less than 125% of the Conversion Price. In the event that a holder of Debentures exercises their conversion right following a notice of redemption by the Company, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the latest Interest Payment Date up to, but not including, the date of conversion.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to regulatory approvals.

The Company will have the right to purchase Debentures for cancellation in the market, by tender or by private contract, at any time, subject to regulatory requirements. See "Details of the Offering - Debentures — Redemption and Purchase".

Payment upon Redemption Maturity:

or On any Redemption Date or on the Maturity Date, as applicable, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption.

On any Redemption Date or on the Maturity Date, as applicable, the Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice and subject to any required regulatory approvals, and provided that no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured, and any accrued and unpaid interest thereon, by issuing and delivering Common Shares to the holders of the Debentures. Payment for such Debentures subject to the election would be satisfied by delivering that number of Common Shares obtained by dividing the principal amount of the Debentures subject to the election which are to be redeemed or have matured, and any accrued and unpaid interest thereon, by 95% of the Current Market Price of the Common Shares on the Redemption Date or the Maturity Date, as the case may be. In the event a holder of Debentures exercises its conversion rights following delivery of a notice of redemption by the Company, such holder shall be entitled to receive the applicable number of Common Shares to be received on conversion on the Business Day immediately preceding the Redemption Date, as well as payment of interest from the last Interest Payment Date up to, but excluding, the date of conversion. No fractional Common Shares will be issued upon redemption or maturity of the Debentures; in lieu thereof, the Company will satisfy such fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares. See "Details of the Offering - Debentures — Payment upon Redemption or Maturity".

Rank:

The Debentures will be direct, unsecured obligations of the Company and will be fully subordinated to all Senior Indebtedness (as defined herein), as more particularly described below under "Subordination". The Debentures will rank pari passu with one another and will rank pari passu with all other existing and future unsecured subordinated indebtedness of the Company to the extent subordinated on the same terms. The Indenture will not restrict the ability of the Company or its Subsidiaries from incurring additional indebtedness, including Senior Indebtedness, or from mortgaging, pledging or charging their respective properties to secure any indebtedness or liabilities, including Senior Indebtedness. See "Details of the Offering - Debentures — Rank".

Subordination:

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated and postponed, and subject in right of payment in the circumstances referred to below and more particularly as set forth in the Indenture, to the full and final payment of all Senior Indebtedness of the Company.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or Debentures, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Company will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures: (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures; or (b) at any time when a default or an event of default has occurred under the Senior Indebtedness and is continuing or upon the acceleration of Senior Indebtedness, unless the Senior Indebtedness has been repaid in full. See "Details of the Offering - Debentures — Subordination".

Change of Control:

Within 30 days following the occurrence of a Change of Control, the Company will be required to make a cash offer to repurchase all of the Debentures (the "Debenture Offer") at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (the "Offer Price"). See "Details of the Offering - Debentures – Repurchase upon a Change of Control".

In addition to the requirement for the Company to make a Debenture Offer, and subject to regulatory approval, in the event of a Change of Control in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash (other than cash payments for fractional Common Shares and cash payments made in respect of dissenters' appraisal rights); (ii) equity securities (including trust units, limited partnership units or other participating securities of a trust, limited partnership or similar entity) that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Debenture Offer is delivered, holders of Debentures may elect to convert their Debentures and, subject to certain limitations, receive, subject to and upon completion of the Change of Control, in addition to the number of Common Shares they would otherwise be entitled to receive as set out under "Details of the Offering - Debentures — Conversion Privilege", an additional number of Common Shares per $1,000 principal amount of Debentures as set out in a table in the Indenture. See "Details of the Offering - Debentures — Cash Change of Control".

Interest Payment Election:

Unless an Event of Default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay all or any portion of the interest on the Debentures (the "Interest Obligation") on an Interest Payment Date by delivering sufficient Common Shares to the Debenture Trustee for sale, to satisfy the Interest Obligation or portion thereof, as applicable, on the Interest Payment Date, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares (the "Common Share Interest Payment Election"). See "Details of the Offering - Debentures — Interest Payment Election".

Events of Default:

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any (whether by payment in cash or delivery of Common Shares), on the Debentures when due, whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise; (iii) default in the delivery, when due, of any Common Shares or other consideration, including any Make-Whole Premium (as defined herein), payable upon conversion with respect to the Debentures, which default continues for 15 days; (iv) default in the observance or performance of any covenant or condition of the Indenture and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Debenture Trustee or from holders of not less than 25% of the aggregate principal amount of the Debentures specifying such default and requiring the Company to rectify or obtain a waiver for same; (v) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws; and (vi) if an event of default occurs or exists under any agreement evidencing indebtedness for borrowed money (other than non-recourse debt) of the Company and as a result of such event of default (a) indebtedness for borrowed money thereunder in excess of $20,000,000 has become due and payable before the date it would otherwise have been due and payable, and (b) the holders of such indebtedness are entitled to commence, and have commenced, the enforcement of security they hold for such indebtedness (if any) or the exercise of any other creditors' remedies to collect such indebtedness.

If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and will, upon the request of holders of not less than 25% in principal amount of the then-outstanding Debentures, declare the principal of (and premium thereon, if any) and interest on all outstanding Debentures to be immediately due and payable. See "Details of the Offering – Debentures — Events of Default".

Over-Allotment Option:

The Company has granted the Underwriters the Over-Allotment Option, exercisable from time to time, in whole or in part, for a period commencing at closing of the Offering and ending on 30 days following the Closing Date, to purchase up to an additional 12,750 Debentures at a price of $1,000 per Debenture on the same terms and conditions of the Offering to cover over- allotments, if any, and for market stabilization purposes.

TRANSGLOBE ENERGY CORPORATION

Summary Description of Business

TransGlobe was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development business in the United States and later in Yemen and Canada and ceased operations as a mining company. The Company changed its name to "TransGlobe Energy Corporation" on April 2, 1996. The United States oil and gas properties of the Company were sold in the year 2000 to fund opportunities in Yemen. On June 9, 2004 the Company continued from the Province of British Columbia to the Province of Alberta under the ABCA. In early 2008, the Company sold its Canadian assets and operations and now conducts business exclusively in Egypt and Yemen.

TransGlobe, through its wholly-owned subsidiaries, is primarily engaged in the exploration for, development and production of crude oil in Egypt and Yemen. The following table sets out the subsidiaries of the Company and the Company's ownership interest in those subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
TransGlobe West Gharib Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TG West Yemen Inc. (1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe GOS Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe South Alamein Inc. (1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe West Bakr Inc. (1)	Turks & Caicos Islands, B.W.I.	100%

Note:
(1)	These companies are 100% owned directly by TransGlobe Petroleum International Inc., which company is a wholly-owned subsidiary of the Company.

TG Holdings Yemen Inc. owns TransGlobe's interests in Block 32 and Block 72 in Yemen. TG West Yemen Inc. owns TransGlobe's interests in Block 75 and Block S1 in Yemen. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in the Nuqra Block 1 in Egypt. TransGlobe West Gharib Inc. owns TransGlobe's interest in the West Gharib concession in Egypt. TransGlobe GOS Inc. owns TransGlobe's interest in the East Ghazalat concession in Egypt. TransGlobe West Bakr Inc. owns TransGlobe's interest in the West Bakr concession in Egypt. TransGlobe South Alamein Inc. will hold TransGlobe's interest in the South Alamein concession following Government approval and closing of the acquisition.

General Development of the Business

TransGlobe is an independent, Canadian-based, international upstream oil company whose main business activities include exploration, development and production of crude oil. The Company has exploration and production operations in Egypt and Yemen. See "General Development of the Business" in the AIF, which is incorporated herein by reference.

2011

On February 1, 2011, the Company completed the issuance of 5,000,000 Common Shares pursuant to an underwritten bought-deal financing for gross proceeds of approximately $75.0 million.

In Egypt during 2011, the Company drilled 44 wells in West Gharib, two wells in Nuqra and one well in East Ghazalat. The West Gharib drilling resulted in 36 oil wells, five service wells and three dry holes. The drilling was primarily focused on the Upper and Lower Nukhul oil appraisal and development in the Arta/East Arta leases. At East Ghazalat, the Company participated in drilling one exploration dry hole during 2011. The operator of the East Ghazalat Concession filed a development plan for the Safwa discovery (drilled in 2010) and received approval of the Safwa development lease in July 2011. The operator put forward a 2012 budget and work program targeting Safwa first production in the second quarter of 2012. At Nuqra, the Company drilled two exploration dry holes in early 2011.

On March 28, 2011, the Company announced the signing of a sale and purchase agreement with The Egyptian Petroleum Development Co. Ltd. (of Japan) ("EPEDECO") to acquire their 100% working interest in the West Bakr Concession in the Eastern Desert of Egypt. On December 29, 2011, the Company completed the strategic acquisition of the West Bakr concession from EPEDECO for $60 million plus or minus adjustments, effective July 1, 2010. The West Bakr adjusted purchase price at closing net of working capital acquired was approximately $39 million. Due to an increase in oil prices from the time this deal was announced until closing and the resulting 2011 year-end reserves evaluation (announced January 17th, 2012), the fair value of the assets received on closing was higher than the adjusted purchase price. This resulted in an estimated $13 million or $0.18/share (unaudited) non-cash gain on acquisition. Effective December 29, 2011 on a working interest before deduction of royalties basis; the Company acquired approximately 4,350 Bopd of oil production and reserves of 7.4 million barrels on a Proved ("1P") basis or 11.6 million barrels on a proved plus probable ("2P") basis; at a cost of $5.30/bbl for 1P reserves or $3.41/bbl for 2P reserves. TransGlobe funded the acquisition with working capital. West Bakr is expected to provide additional production growth opportunities and access to oil processing and pipeline infrastructure which could lead to cost and operating efficiencies for West Gharib production.

In June of 2011, the Company entered into a purchase and sale agreement to acquire the 50% operated working interest of Cepsa Egypt SA B.V. ("Cepsa"), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain) in the South Alamein exploration concession in the Western Desert for $3.0 million plus an inventory adjustment, which is expected to close in early 2012 following approval from the Egyptian Government.

In Yemen during 2011, the Company participated in drilling one oil discovery and one dry hole in Block 72 and one oil well in Block S-1. The planned drilling program for West Yemen (Block S-1 and Block 75) was suspended in early 2011 due to security and logistics concerns in the area, which had deteriorated during the political unrest in Yemen. The West Yemen export pipeline was sabotaged several times during the year. Block S-1 production (approximately 2,250 Bopd to TransGlobe) was shut in for approximately 8 months of 2011 due to the pipeline attacks and has remained shut in since October 8, 2011.

Recent Developments

In Egypt, four additional oil wells were drilled on the West Gharib concession in 2012. Development/appraisal drilling continues at West Gharib with two drilling rigs.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are, at the discretion of the board of directors of the Company and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs after satisfaction of all creditor claims. As at February 6, 2012, there were 73,054,138 Common Shares issued and outstanding.

On March 15, 2011, the Company replaced its previous shareholder protection rights plan agreement, which had expired, with an amended and restated shareholder protection rights plan agreement (the "Rights Plan") with Olympia Trust Company, as rights agent, which was approved by TransGlobe's shareholders on May 11, 2011 at the 2011 annual general and special meeting of shareholders. The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding common shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of common shares, other than such person or entity, shall be entitled to acquire common shares at a discounted price. The Rights Plan is similar to other shareholder rights plans adopted in the energy sector. Copies of the Rights Plan may be obtained on request without charge from the Corporate Secretary of the Company, Suite 2300, 250 – 5th Street S.W., Calgary, Alberta T2P 0R4, Telephone: (430) 264-9888. In addition, copies of the Rights Plan, as filed with the securities commission or similar authorities in Canada on May 18, 2011, may be obtained from the Company's SEDAR profile at www.sedar.com.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

The following table sets forth the consolidated capitalization of the Company as at September 30, 2011, both before and after giving effect to the Offering.

	(In U.S. Dollars except for share amounts)

			Outstanding as at September 30,
		Outstanding as at	2011 after giving effect to the
	Authorized	September 30, 2011	Offering(4)

Cash:		$105,007,251	$182,328,951
Debt:
Bank Loan(1)	$100,000,000	$60,000,000	$60,000,000
Debentures(3)(5)(6)	85,000	Nil	$81,090,000
			(85,000 Debentures	)
Share Capital:
Common Shares (2)	Unlimited	$154,103,832	$154,103,832
		(73,025,471 Common Shares)	(73,025,471 Common Shares	)

Notes:

(1)

A subsidiary of the Company has a US$100.0 million borrowing base facility with a syndicate of three banks with US$60 million drawn at September 30, 2011. The loan facilities bear interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% dependent on the utilizations outstanding, and are secured by a pledge over certain bank accounts of certain of the Company's subsidiaries, a pledge over the shares of certain of the Company's subsidiaries, a fixed and floating charge over certain assets of the Company and parent and subsidiary corporate guarantees.

(2)	As at September 30, 2011, 4,743,668 Common Shares were reserved for issuance under the stock option plan of the Company.
(3)	The Underwriters' Fee and expenses in connection with this Offering are $3,400,000 (USD$3,243,600) and $550,000 (USD$524,700), respectively.
(4)	Amounts do not include exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the Debenture amount would be $97,750,000 (97,750 Debentures outstanding).
(5)	The Debentures may be converted at the option of the holder of the Debentures into Common Shares. See "Details of the Offering - Debentures".
(6)

Represents the face value of the Debentures without fair value adjustments determined in accordance with IFRS. The Debentures will be classified as financial instruments recorded at fair value through profit or loss, and will be included as a liability on the Company’s Consolidated Balance Sheets. Subsequent to initial recognition, the debentures will be measured at fair value and changes therein will be recognized in profit or loss.

(7)	All values originally denominated in Canadian dollars have been converted to U.S. dollars at the Bank of Canada closing rate for September 30, 2011 ($1.00 = USD$0.954).

EARNINGS COVERAGE

After giving effect to the issuance of the Debentures to be distributed under this short form prospectus subsequent to the respective calculation period as if the issuance and changes had occurred at the beginning of the calculation period, and all servicing costs that have been, or are expected to be, incurred in connection therewith and after giving effect to the Offering, including the associated use of proceeds therefrom as described under "Use of Proceeds", the Company's interest requirements for the 12 months ended December 31, 2010 and September 30, 2011 was US$8.3 million and US$10.1 million, respectively, and the Company's net earnings before deducting interest and income taxes for such periods was US$81.7 million and US$126.5 million, respectively, being approximately 9.9 times and 12.5 times, respectively, TransGlobe's interest requirements for such respective periods.

The following table sets out the earnings coverage ratios discussed above in accordance with IFRS.

(US$000s, except Earnings Coverage Ratio)

	For the 12 months ended	For the 12 months ended
	December 31, 2010	September 30, 2011

Interest Expense (1)	8,268	10,130
Capitalized Interest	-	-
Denominator for Earnings Coverage Ratio	8,268	10,130

Net Income	31,779	50,748
Income Taxes	41,701	65,645
Interest Expense	8,268	10,130
Numerator for Earnings Coverage Ratio	81,748	126,523

Earnings Coverage Ratio	9.9	12.5

Notes:
(1)	Includes a full 12 months of interest expense as if the Debentures were issued at the beginning of the calculation period.
(2)	Under IFRS, the Debentures payable would be revalued each period to fair market value and the potential effects of the revaluation have not been incorporated in the earnings coverage ratio.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

TransGlobe's Common Shares are listed and posted on the TSX and the NASDAQ under the trading symbols "TGL" and "TGA", respectively.

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the TSX for the indicated periods:

(Canadian dollars, except volumes)	Price Range
	High	Low
	($/share)	($/share)	Volume
2011
February	15.88	12.20	10,576,785
March	14.95	12.53	5,519,066
April	15.19	12.95	4,851,804
May	15.14	11.94	3,331,146
June	15.15	10.03	3,907,944
July	12.50	10.20	4,383,527
August	10.33	7.60	5,766,151
September	10.29	8.32	4,505,871
October	10.85	7.50	7,987,346
November	10.50	7.60	9,444,634
December	8.67	7.04	5,478,234

2012
January	10.04	8.20	6,233,592
February (1 to 6)	10.64	9.76	2,842,589

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the NASDAQ for the indicated periods:

(U.S. dollars, except volumes)	Price Range
	High	Low
	($/share)	($/share)	Volume
2011
February	15.94	12.13	11,670,977
March	15.42	12.65	7,219,506
April	15.82	13.37	3,613,747
May	15.62	12.30	4,077,517
June	15.55	10.17	3,761,586
July	13.00	10.65	2,492,591

(U.S. dollars, except volumes)	Price Range
	High	Low
	($/share)	($/share)	Volume
August	11.18	7.70	3,674,794
September	10.50	7.95	2,875,453
October	10.93	7.06	2,376,298
November	10.37	7.31	3,019,928
December	8.53	6.75	2,430,016

2012
January	9.97	8.10	2,369,129
February (1 to 6)	10.66	9.70	734,451

On February 1, 2012, the last trading day on which the Common Shares traded prior to announcement of this Offering, the closing price of the Common Shares was $10.40 on the TSX and US$10.46 on the NASDAQ. On February 6, 2012, the closing price of the Common Shares on the TSX and the NASDAQ was $10.14 and US$10.18, respectively.

PRIOR SALES

Other than the proposed issuance of Offered Securities pursuant to this Offering, the only securities issued or which are to be issued by the Company in the twelve months prior to the date of this short form prospectus are as follows:

(a)

TransGlobe issued stock options under its share option plan (the "Plan") to acquire an aggregate of 1,134,200 Common Shares at a weighted average exercise price of $12.62 per Common Share (assuming a 1:1 US dollar exchange rate for certain options denominated in US dollars); and

(b)

TransGlobe issued an aggregate of 478,817 Common Shares upon the exercise of previously issued stock options under the Plan for aggregate consideration of approximately $1,939,224 (assuming a 1:1 US dollar exchange rate for certain options denominated in US dollars).

DETAILS OF THE OFFERING

Debentures

The Debentures will be issued under an indenture (the "Indenture") between the Company and the Debenture Trustee. The following description of the Debentures is a summary of their material attributes and characteristics and is subject to the detailed provisions of the Indenture and is qualified in its entirety by reference to the Indenture. The following summary uses words and terms which will be defined in the Indenture. For full particulars, reference is made to the Indenture, which, following the Closing Date, will be available for inspection at the offices of the Company and will be filed on SEDAR at www.sedar.com. Particular provisions of the Indenture, which are referred to in this short form prospectus, are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference.

General

The Debentures will be issued under and pursuant to the provisions of the Indenture to be entered into between the Company and the Debenture Trustee. The Debentures will be limited to an aggregate principal amount of $85 million (unless the Over-Allotment Option is exercised). The Company may, however, from time to time, without the consent of the holders of any outstanding Debentures, issue debentures in addition to the Debentures offered hereby.

The Debentures will be dated as of the Closing Date. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. The Debentures have a maturity date of March 31, 2017 and on that date, the holders shall be entitled to receive the principal amount of the Debentures at par together with all accrued and unpaid interest thereon.

The Debentures will initially be issued in global form and registered in the name of CDS or its nominee, and purchasers of Debentures hereunder will receive only beneficial interests in such Debentures in book-entry form through the facilities of CDS. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances described under "Details of the Offering - Debentures – Book-Entry, Delivery and Form".

The Debentures will bear interest from the date of issue at 6.00% per annum, which will be payable semi-annually on March 31 and September 30 in each year, commencing on September 30, 2012, computed on the basis of a 365-day year. The first payment will represent accrued interest for the period from the Closing Date up to, but excluding, September 30, 2012. Interest on the Debentures will be payable in lawful money of Canada as specified in the Indenture.

Unless an Event of Default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay all or any portion of the Interest Obligation on an Interest Payment Date by delivering sufficient Common Shares to the Debenture Trustee for sale, to satisfy the Interest Obligation, or portion thereof, as applicable, on the Interest Payment Date, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares. See "Details of the Offering - Debentures — Interest Payment Election" below.

The Indenture will not contain a requirement for the Company to increase the amount of interest or other payments to holders of Debentures should the Company become required to withhold amounts in respect of income or similar taxes on payment of interest or other amounts.

Principal on the Debentures will be payable in lawful money of Canada or, at the Company's option and subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, by delivery of Common Shares to satisfy, in whole or in part, the Company's obligation to repay principal under the Debentures, as further described under "Details of the Offering - Debentures – Payment upon Redemption or Maturity" and "Details of the Offering - Debentures – Redemption and Purchase".

The Debentures will be the Company's direct obligations and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to the Senior Indebtedness, as described under "Details of the Offering - Debentures – Subordination". The Indenture will not restrict the Company or its Subsidiaries from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its assets to secure any indebtedness.

The Debentures will be transferable, and may be presented for conversion, at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario.

Under the Indenture, an original purchaser of Debentures under the Offering will have a contractual right of rescission upon the conversion by such purchaser of the principal amount of such Debentures into Common Shares in accordance with the terms of the Indenture to receive the amount paid for the Debentures if this short form prospectus (including the documents incorporated by reference herein) and any amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of closing of the Offering. See "Details of the Offering - Debentures – Conversion Privilege".

Conversion Privilege

Each Debenture will be convertible at the option of the holder thereof into fully paid and non-assessable Common Shares at any time prior to 5:00 p.m. (Calgary time) on the earliest of: (i) the Business Day immediately preceding the Maturity Date and (ii) the last Business Day immediately preceding the Redemption Date (as defined herein), in each case, at the Conversion Price, representing a conversion rate of approximately 66.2252 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the Indenture. Interest will be paid on conversion from the last Interest Payment Date up to, but not including, the Conversion Date.

Holders converting their Debentures will become holders of record of Common Shares on the date of conversion provided that, if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person entitled to receive Common Shares shall become the holder of record of such Common Shares as at the date on which such register is next reopened. Notwithstanding the foregoing, no Debentures may be converted on an Interest Payment date or during the five business days preceding March 31 and September 30 in each year, commencing September 30, 2012, as the registers of the Debenture Trustee will be closed during such periods. Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (i) the subdivision or consolidation of the outstanding Common Shares; (ii) the issuance of Common Shares or securities convertible into Common Shares by way of stock dividend, distribution or otherwise; (iii) the issuance of options, rights or warrants to all or substantially all the holders of Common Shares entitling them to acquire Common Shares or other securities convertible into Common Shares at less than 95% of the then Current Market Price of the Common Shares; (iv) the distribution to all holders of Common Shares of any securities, evidences of indebtedness or assets; (v) the payment to all holders of Common Shares in respect of an issuer bid for Common Shares by the Company to the extent that the market value of the payment exceeds the then market price of the Common Shares on the date of expiry of the bid; and (vi) the payment of cash dividends or distributions to holders of Common Shares.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in the event that the Company pays a dividend or makes a distribution to all holders of Common Shares consisting of capital stock of, or similar equity interests in, a subsidiary or other business of the Company, in which event the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of the Common Shares.

Provided the Common Shares are then listed on the TSX (or such other recognized stock exchange), the term "Current Market Price" will be defined in the Indenture to mean, on any day, the volume weighted average trading price of the Common Shares on the TSX (or such other recognized stock exchange) for the 20 consecutive trading days ending on the fifth trading day preceding such date.

Subject to prior regulatory approval, if required, there will be no adjustment of the Conversion Price in respect of any event described in (ii), (iii), (iv) or (vi) above if, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Company will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%. However, any adjustments that are less than 1% of the Conversion Price will be carried forward and taken into account when determining subsequent adjustments.

In the case of: (i) any reclassification, capital reorganization or change (other than a change resulting only from consolidation or subdivision) of the Common Shares; (ii) the Company's amalgamation, arrangement, consolidation or merger with or into any other entity; (iii) any sale, transfer or other disposition of the Company's properties and assets as, or substantially as, an entirety to any other entity; or (iv) the Company's liquidation, dissolution or winding-up, the terms of the conversion privilege will be adjusted so that each Debenture will, after such reclassification, capital reorganization, change, amalgamation, arrangement, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding-up, be exercisable for the kind and amount of the Company's securities or property, or of such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, capital reorganization, change, amalgamation, arrangement, consolidation, merger, sale, transfer, disposition, liquidation, dissolution or winding-up if on the effective date thereof it had been the holder of the number of Common Shares into which the Debenture was convertible prior to the effective date thereof. The Company shall give notice to the holders of Debentures at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Debentures will be convertible after the effective date of such transaction.

No fractional Common Shares will be issued upon redemption or maturity of the Debentures; in lieu thereof, the Company will satisfy such fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares.

Redemption and Purchase

The Debentures may not be redeemed by the Company before March 31, 2015 (except in certain limited circumstances following a Change of Control). See "Details of the Offering - Debentures – Repurchase upon a Change of Control" below. On or after March 31, 2015 and prior the Maturity Date, the Debentures may be redeemed by the Company in whole or in part from time to time at the Company's option on not more than 60 days' and not less than 30 days' prior written notice at a redemption price equal to the principal amount plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, provided that the Current Market Price of the Common Shares on the date on which notice of redemption is given is not less than 125% of the Conversion Price.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to regulatory approvals.

The Company will have the right to purchase Debentures for cancellation in the market, by tender or by private contract, at any time, subject to regulatory requirements.

Payment upon Redemption or Maturity

On any Redemption Date or on the Maturity Date, as applicable, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. On any Redemption Date or on the Maturity Date, as applicable, the Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice and subject to any required regulatory approvals, provided that no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured, and any accrued and unpaid interest thereon, by issuing and delivering Common Shares to the holders of the Debentures. Payment for such Debentures subject to the election would be satisfied by delivering that number of Common Shares obtained by dividing the principal amount of the Debentures subject to the election which are to be redeemed or have matured, and any accrued and unpaid interest thereon, by 95% of the Current Market Price of the Common Shares on the Redemption Date or Maturity Date, as applicable. In the event a holder of Debentures exercises its conversion rights following delivery of a notice of redemption by the Company, such holder shall be entitled to receive the applicable number of Common Shares to be received on conversion on the Business Day immediately preceding the Redemption Date.

No fractional Common Shares will be issued upon redemption or maturity of the Debentures; in lieu thereof, the Company will satisfy such fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares.

Cancellation

All Debentures converted, redeemed or purchased will be cancelled and may not be reissued or resold.

Rank

The Debentures will be direct, unsecured obligations of the Company and will be fully subordinated to all Senior Indebtedness, as more particularly described below under "Subordination". The Debentures will rank pari passu with one another and will rank pari passu with all other existing and future unsecured subordinated indebtedness of the Company to the extent subordinated on the same terms. The Indenture will not restrict the ability of the Company or its Subsidiaries from incurring additional indebtedness, including Senior Indebtedness, or from mortgaging, pledging or charging their respective properties to secure any indebtedness or liabilities, including Senior Indebtedness.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated and postponed, and subject in right of payment in the circumstances referred to below and more particularly as set forth in the Indenture, to the full and final payment of all Senior Indebtedness of the Company. "Senior Indebtedness" of the Company will be defined in the Indenture but will include all obligations, liabilities and indebtedness of the Company and its Subsidiaries which would, in accordance with IFRS, be classified upon a consolidated balance sheet of the Company as liabilities of the Company or its Subsidiaries and, whether or not so classified, shall include (without duplication): (a) indebtedness of the Company or its Subsidiaries for borrowed money; (b) obligations of the Company or its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments; (c) obligations of the Company or its Subsidiaries arising pursuant or in relation to bankers' acceptances, letters of credit, letters of guarantee, performance bonds and surety bonds (including payment and reimbursement obligations in respect thereof) or indemnities issued in connection therewith; (d) obligations of the Company or its Subsidiaries under any swap, hedging or other similar contracts or arrangements; (e) obligations of the Company or its Subsidiaries under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the Senior Indebtedness or other obligations of any other person which would otherwise constitute Senior Indebtedness within the meaning of this definition; (f) all indebtedness of the Company or its Subsidiaries representing the deferred purchase price of any property including, without limitation, purchase money mortgages; (g) accounts payable to trade creditors; (h) all renewals, extensions and refinancing of any of the foregoing; (i) all declared but unpaid dividends or distributions; and (j) all costs and expenses incurred by or on behalf of the holder of any Senior Indebtedness in enforcing payment or collection of any such Senior Indebtedness, including enforcing any security interest securing the same. "Senior Indebtedness" shall not include any indebtedness that would otherwise be Senior Indebtedness if it is expressly stated to be subordinate to or rank pari passu with the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or Debentures, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Company will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures: (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures; or (b) at any time when a default or an event of default has occurred under the Senior Indebtedness and is continuing or upon the acceleration of Senior Indebtedness, unless the Senior Indebtedness has been repaid in full.

The Debenture Trustee and the Company will also be authorized (and obligated upon a request from the Company) under the Indenture to enter into subordination agreements on behalf of the holders of Debentures with any holder of Senior Indebtedness.

Repurchase upon a Change of Control

Within 30 days following the occurrence of a Change of Control, the Company will be required to make a cash offer to purchase all of the Debentures (the "Debenture Offer") at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (the "Offer Price"). A Change of Control shall include: (i) an acquisition by a person or group of persons acting jointly or in concert (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids ("MI 62-104") and in Ontario, the Debentures Act (Ontario) and Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids) of ownership of, or voting control or direction over, more than 50% of the issued and outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the Company's consolidated assets, excluding a sale, merger, reorganization or other similar transaction if the previous holders of the Common Shares hold at least 50% of the voting control in such merged, reorganized or other continuing entity (each a "Change of Control").

The Indenture will contain notification and repurchase provisions requiring the Company to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all outstanding Debentures.

If Debentures representing 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control are tendered for purchase following a Change of Control (other than Debentures held at the date of the take-over bid by or on behalf of the offeror, associates or affiliates of the offeror or any one acting jointly or in concert with the offeror), the Company will have the right to redeem all remaining Debentures in cash on the purchase date at the Offer Price. Notice of such redemption must be given to the Debenture Trustee by the Company within ten days following expiry of the right of the holders of the Debentures to require repurchase after the Change of Control and, as soon as possible thereafter, by the Debenture Trustee to the holders of Debentures not tendered for purchase.

The Company will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Debentures in the event of a Change of Control. Beneficial ownership will be determined in accordance with MI 62-104. The term "person" includes any syndicate or group that would be deemed to be a "person" under MI 62-104.

Cash Change of Control

In addition to the requirement for the Company to make a Debenture Offer in the event of a Change of Control, if a Change of Control occurs on or before the Maturity Date in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash (other than cash payments for fractional Common Shares and cash payments made in respect of dissenters' appraisal rights); (ii) equity securities (including trust units, limited partnership units or other participating securities of a trust, limited partnership or similar entity) that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange, then subject to regulatory approvals, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Debenture Offer is delivered, holders of Debentures will be entitled to convert their Debentures, subject to certain limitations, and receive, subject to and upon completion of the Change of Control, in addition to the number of Common Shares they would otherwise be entitled to receive as set out under "Details of the Offering - Debentures – Conversion Privilege" above, an additional number of Common Shares per $1,000 principal amount of Debentures as set out below (in each case, a "Make-Whole Premium"), subject to regulatory approvals.

The number of additional Common Shares per $1,000 principal amount of Debentures constituting the relevant Make-Whole Premium will be determined by reference to the table below and is based on the date on which the Change of Control becomes effective (the "Effective Date") and the price (the "Offer Price") paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive (or are entitled and able in all circumstances to receive), only cash in the transaction, the Offer Price will be the cash amount paid per Common Share. Otherwise, the Offer Price will be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date of such transaction.

The following table shows what the Make-Whole Premium would be for each hypothetical Offer Price and Effective Date set out below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For greater certainty, the Company will not be obliged to pay the Make-Whole Premium other than by issuance of Common Shares upon conversion, subject to the provision relating to adjustment of the Conversion Price in certain circumstances and following the completion of certain types of transactions described under "Details of the Offering - Debentures – Conversion Privilege" above.

Make-Whole Premium Upon a Change of Control
(Number of Additional Common Shares per $1,000 Debenture)

	Effective Date
Offer Price	02/22/12	31/03/12	31/03/13	31/03/14	31/03/15	31/03/16	31/03/17
$10.40	29.9287	29.9287	29.9287	29.9287	29.9287	29.9287	29.9287
$11.00	27.2467	27.1528	26.3037	25.2679	24.6839	24.6839	24.6839
$12.00	23.5283	23.4192	22.3564	20.9686	19.8934	18.6637	17.1082
$13.00	20.5285	20.4085	19.2042	17.5458	16.0695	14.5209	10.6979
$14.00	81.1003	17.9667	16.6441	14.7906	12.9529	11.2983	5.2034
$15.00	16.0781	15.9458	14.5489	12.5548	10.3539	8.7296	0.4415
$20.00	9.8152	9.6873	8.2341	6.0355	1.8789	1.4336	0.0000
$25.00	6.7332	6.6187	5.3114	3.3461	0.0000	0.0000	0.0000
$30.00	4.9725	4.8745	3.7538	2.1195	0.0000	0.0000	0.0000
$35.00	3.8660	3.7814	2.8299	1.5028	0.0000	0.0000	0.0000
$40.00	3.1117	3.0390	2.2339	1.1579	0.0000	0.0000	0.0000
$45.00	2.5664	2.5044	1.8222	0.9401	0.0000	0.0000	0.0000
$50.00	2.1558	2.1027	1.5222	0.7896	0.0000	0.0000	0.0000
$55.00	1.8357	1.7900	1.2929	0.6768	0.0000	0.0000	0.0000
$60.00	1.5786	1.5394	1.1115	0.5876	0.0000	0.0000	0.0000

The actual Offer Price and Effective Date may not be set out in the table, in which case:

(a)

if the actual Offer Price on the Effective Date is between two Offer Prices in the table or the actual Effective Date is between two Effective Dates in the table, the Make-Whole Premium will be determined by a straightline interpolation between the Make-Whole Premiums set out for the two Offer Prices and the two Effective Dates in the table based on a 365-day year, as applicable;

(b)	if the Offer Price on the Effective Date exceeds $60.00 per Common Share, subject to adjustment as described below, the Make-Whole Premium will be zero; and

(c)	if the Offer Price on the Effective Date is less than $10.40 per Common Share, subject to adjustment as described below, the Make-Whole Premium will be zero.

The Offer Prices set out in the table above will be adjusted as of any date on which the Conversion Price of the Debentures is adjusted. The adjusted Offer Prices will equal the Offer Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the Conversion Price immediately prior to the adjustment giving rise to the Offer Price adjustment. The number of additional Common Shares set out in the table above will be adjusted in the same manner as the Conversion Price as set out above under "Details of the Offering - Debentures – Conversion Privilege", other than by operation of an adjustment to the Conversion Price by adding the Make-Whole Premium as described above.

Interest Payment Election

Unless an Event of Default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay all or any portion of the Interest Obligation on an Interest Payment Date by delivering sufficient Common Shares to the Debenture Trustee for sale, to satisfy the Interest Obligation, or portion thereof, as applicable, on the Interest Payment Date, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares.

The Indenture will provide that, upon the Company making a Common Share Interest Payment Election, the Debenture Trustee will: (i) accept delivery from the Company of Common Shares; (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as the Company shall direct in its absolute discretion through investment banks, brokers or dealers identified by the Company; (iii) invest the proceeds of such sales in debentures issued or guaranteed by the Government of Canada which mature prior to the applicable Interest Payment Date, and use the proceeds received from investment in such permitted government debentures, together with any additional cash provided by the Company, to satisfy the Interest Obligation; and (iv) perform any other action necessarily incidental thereto.

The Indenture will set out the procedures to be followed by the Company and the Debenture Trustee in order to effect the Common Share Interest Payment Election. If a Common Share Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive a cash payment equal to the interest owed on his Debentures from the Debenture Trustee out of the proceeds of the sale of Common Shares (plus any amount received by the Debenture Trustee from the Company) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Company in respect of the Interest Obligation.

Notwithstanding the foregoing, neither the Company making the Common Share Interest Payment Election nor the consummation of sales of Common Shares will: (i) result in the holders of the Debentures not being entitled to receive, on the applicable Interest Payment Date, cash in an aggregate amount equal to the interest payable on such Interest Payment Date; or (ii) entitle or require such holders to receive any Common Shares in satisfaction of the Interest Obligation.

Modification

The rights of the holders of Debentures may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which make binding on all holders of outstanding Debentures, resolutions passed at meetings of the holders of outstanding Debentures by votes cast thereat by holders of not less than 662/3% of the principal amount of the then-outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 662/3% of the principal amount of the then-outstanding Debentures. Under the Indenture, certain amendments of a technical nature or which are not prejudicial to the rights of the holders of the Debentures may be made to the Indenture without the consent of the holders of the Debentures.

Consolidation, Mergers or Sales of Assets

The Indenture will provide that the Company may not, without the consent of the holders of the Debentures, consolidate or amalgamate with or merge into any person or sell, convey, transfer or lease all or substantially all of the Company's properties and assets to another person (other than the Company's direct or indirect wholly-owned Subsidiaries) unless:

(a)	the resulting, surviving, continuing or transferee person expressly assumes all of the Company's obligations under the Debentures and Indenture;

(b)

if such resulting, surviving, continuing or transferee person is organized otherwise than under the laws of Canada, any province or territory thereof, the United States or any state or district thereof, it attorns to the jurisdiction of the courts of Alberta;

(c)

the Debentures will be valid and binding obligations of the resulting, surviving, continuing or transferee person entitling the holders thereof, as against such person, to all the rights of holders of Debentures under the Indenture; and

(d)	after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time, or both, would become an Event of Default, will occur; and

(e)	such other conditions as may be described in the Indenture are met,

provided, however, that the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more subsidiaries (other than to the Company or another direct or indirect wholly-owned subsidiary) which, if such properties or assets were directly owned by the Company, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company.

Although such transactions are permitted under the Indenture, certain of the foregoing transactions could constitute a Change of Control, which would require the Company to offer to purchase the Debentures as described above. An assumption of the Company's obligations under the Debentures and the Indenture by such resulting, surviving, continuing or transferee person or company might be deemed for Canadian federal income tax purposes to be an exchange of the Debentures for new Debentures by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Events of Default

The Indenture will provide that an Event of Default in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and continuing: (i) failure for 30 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any (whether by payment in cash or delivery of Common Shares), on the Debentures when due, whether at maturity, upon redemption, on a Change of Control, by declaration or otherwise; (iii) default in the delivery, when due, of any Common Shares or other consideration, including any Make-Whole Premium, payable upon conversion with respect to the Debentures, which default continues for 15 days; (iv) default in the observance or performance of any covenant or condition of the Indenture and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Debenture Trustee or from holders of not less than 25% of the aggregate principal amount of the Debentures specifying such default and requiring the Company to rectify or obtain a waiver for same; (v) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws; and (vi) if an event of default occurs or exists under any agreement evidencing indebtedness for borrowed money (other than non-recourse debt) of the Company and as a result of such event of default (a) indebtedness for borrowed money thereunder in excess of $20,000,000 has become due and payable before the date it would otherwise have been due and payable, and (b) the holders of such indebtedness are entitled to commence, and have commenced, the enforcement of security they hold for such indebtedness (if any) or the exercise of any other creditors' remedies to collect such indebtedness.

If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and will, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and in Ontario, the Debentures Act (Ontario) and Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids if the Debentures were considered equity Debentures, and not less than 90% of the principal amount of the then outstanding Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by those who did not accept the offer on the terms offered by the offeror.

Discharge of the Indenture

The Company may satisfy and discharge the Company's obligations under the Indenture in certain circumstances, including by delivering to the Debenture Trustee for cancellation all outstanding Debentures or by depositing with the Debenture Trustee, or the paying agent, if applicable, after the Debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a Change of Control Purchase Date (to the extent applicable), or upon conversion or otherwise, cash or Common Shares (as applicable under the terms of the Indenture) sufficient to pay the principal and all accrued and unpaid interest owing under the of the outstanding Debentures and paying all other sums payable under the Indenture.

Calculations in Respect of Debentures

The Company is responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the Current Market Price of Common Shares. The Company will make all these calculations in good faith and, absent manifest error, the Company's calculations are final and binding on holders of Debentures and the Debenture Trustee. The Company will provide a schedule of the Company's calculations to the Debenture Trustee and the Debenture Trustee is entitled to conclusively rely upon the accuracy of the Company's calculations without independent verification.

No Personal Liability of Board of Directors, Officers, Employees, Subsidiaries, Incorporators and Shareholders

No past, present or future director, officer, employee or shareholder of the Company or any successor, as such, shall have any liability for any of the obligations of the Company under the Debentures or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each holder of Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of Debentures.

Book-Entry, Delivery and Form

Debentures will be issued in the form of fully-registered global Debentures (the "Global Debentures") held by, or on behalf of, the Depository, as custodian for its Participants.

All Debentures will initially be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, purchasers of Debentures will receive only beneficial interests in such Debentures in "book-entry only" form (unless the Company elects or is required pursuant to the Indenture to prepare and deliver definitive Debentures in fully-registered form). Beneficial interests in the Global Debentures will be represented through book-entry accounts of Participants. Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or registered dealer from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in Global Debentures. However, certificates representing the Debentures, and upon conversion, the underlying Common Shares, sold in the United States will bear a legend to the effect that the Debentures they represent are not registered within the meaning of the U.S. Securities Act or any applicable state securities laws in the United States and may not be offered or sold except under certain exemptions from the registration requirements of the U.S. Securities Act. The provisions discussed above for the Global Debentures will not apply to purchasers in the United States.

If the Depository notifies the Company that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company and the Debenture Trustee are unable to locate a qualified successor, or if the Company elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, or if under certain circumstances described in the Indenture, an Event of Default has occurred, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and Exchange of Debentures

Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Unless the Company elects or is required pursuant to the Indenture to prepare and deliver Definitive Debentures, beneficial owners who are not Participants in the Depository's book entry system, but who desire to purchase, sell or otherwise transfer beneficial ownership of or other interests in Global Debentures, may do so only through Participants in the Depository's book-entry system. The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the registrar for the Debentures at its principal offices in Calgary, Alberta or such other city or cities as may from time to time be designated by the Company, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer of a Definitive Debenture will be registered on any Interest Payment Date or during the five business days preceding the Interest Payment Date or on any date of redemption or during the five business days preceding a date of redemption.

Payments

Payments of interest and principal on each Global Debenture will be made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and Debentures. Interest payments on Global Debentures will be made by electronic funds transfer or by cheque on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

The Company understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit Participants' accounts, on the date on which interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. The Company also understands that payments of interest and principal by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with Debentures held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants. The Company's responsibility and liability in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Global Debenture to the Depository or its nominee.

If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture, or by cheque dated the Interest Payment Date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures at least one business day prior to the applicable Interest Payment Date. Payment of principal at maturity will be made at the principal office of the paying agent in Calgary, Alberta (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Definitive Debentures, if any.

Governing Laws

The Indenture and Debentures will be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell an aggregate of $85,000,000 aggregate principal amount of Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on the Closing Date. In addition, the Company has granted the Underwriters an Over-Allotment Option to purchase up to an additional $12,750,000 aggregate principal amount of Debentures, exercisable in whole or in part, at any time and from time to time for a period of 30 days from the Closing Date to cover over-allotments, if any, and for market stabilization purposes. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture to the Company.

The Company has applied to list the Debentures (including any Debentures that may be issued pursuant to the Over-Allotment Option) distributed under this short form prospectus and the Common Shares issuable upon conversion, redemption or maturity of the Debentures (including any Debentures that may be issued pursuant to the Over-Allotment Option) on the TSX. Such listings, as well as the Company's existing listing of Common Shares on the NASDAQ, will be subject to the Company fulfilling all the listing requirements of the TSX and the NASDAQ, respectively.

The Underwriting Agreement provides that the Company will pay the Underwriters' Fee of $40 per Debenture for Debentures issued under the Offering in consideration for their services in connection with the Offering. The full amount of the Underwriters' Fee for the Debentures will be payable on the Closing Date. The terms of the Offering were determined by negotiation among the Company and Scotia Capital Inc. and Macquarie Capital Markets Canada Ltd., on their own behalf, and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures which it has agreed to purchase, the remaining Underwriter(s) may terminate their obligation to purchase their allotment of Debentures, or may, but are not obligated to, purchase the Debentures not purchased by the Underwriter or Underwriters which fail to purchase; provided, however, that in the event that the percentage of the total number of Debentures which one or more Underwriters has failed or refused to purchase is 5% or less of the total number of the Debentures which the Underwriters have agreed to purchase, the other Underwriters shall be obligated severally to purchase on a pro rata basis the Debentures which would otherwise have been purchased by the one or more Underwriters which failed or refused to purchase. The Underwriters are, however, obligated to take up and pay for all Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Debentures will be issued in "book entry only" form and must be purchased or transferred through a Participant. See "Details of the Offering".

The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Debentures initially at the offering price specified herein. After a reasonable effort has been made to sell all of the Debentures at the price specified, the Underwriters may subsequently reduce the selling prices to investors from time to time in order to sell any of the Debentures remaining unsold. In the event the offering price of the Debentures is reduced, the compensation received by the Underwriters will be decreased by the amount the aggregate price paid by the purchasers for the Debentures is less than the gross proceeds paid by the Underwriters to the Company for the Debentures. Any such reduction will not affect the proceeds received by the Company.

The Company has agreed that, subject to certain exceptions, for a period of 90 days after the closing of the Offering, it shall not, directly or indirectly, offer or sell Common Shares or any securities convertible or exchangeable into Common Shares, other than the issuance of Common Shares issuable upon conversion, redemption or maturity of the Debentures, and for purposes of employee stock options or to satisfy existing instruments already issued as of the date of this short form prospectus, without the prior written consent of Scotia Capital Inc., which consent shall not be unreasonably withheld.

The Debentures have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Except as permitted in the Underwriting Agreement and as expressly permitted by applicable laws of the United States, the Underwriters will not offer or sell the Debentures within the United States or to, or for the account or benefit of, U.S. Persons. The Underwriting Agreement permits the Underwriters, through their U.S. broker-dealer affiliates, to offer and resell Debentures that they have acquired pursuant to the Underwriting Agreement to "qualified institutional buyers" (as such term is defined in Rule 144A under the U.S. Securities Act) in the United States, provided that such offers and resales are made in accordance with Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Rule 903 of Regulation S under the U.S. Securities Act. The Debentures that are sold in the United States or to, or for the account or benefit of, U.S. Persons will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to an effective registration statement under the U.S. Securities Act or certain exemptions from the registration requirements of the U.S. Securities Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debentures within the United States or to, or for the account or benefit of, U.S. Persons. In addition, until 40 days after the commencement of the Offering, an offer or sale of Debentures within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Debentures hereunder are estimated to be $81,600,000 (assuming the Over-Allotment Option is not exercised) after deducting the Underwriters' Fee of $3,400,000, but prior to deducting the estimated expenses of the Offering of $550,000. The net proceeds of the Offering will be used to pursue new business development opportunities, including adding new acreage through farm-in arrangements, bid rounds or acquisitions.

If the Over-Allotment Option is exercised in full, the additional net proceeds to TransGlobe, after deducting the Underwriters' Fee of $3,910,000, will be approximately $93,840,000, not including the estimated expenses of the Offering of $550,000. In the event that all or part of the Over-Allotment Option is exercised, the additional net proceeds received from the exercise of such Over-Allotment Option will be used to pursue new business development opportunities, including adding new acreage through farm-in arrangements, bid rounds or acquisitions.

While the Company intends to use the net proceeds as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that Management and the Board of Directors believe are in the Company's best interests.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Counsel, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to holding and disposition of Offered Securities by a purchaser who acquires Debentures pursuant to this Offering and who does not exercise such purchaser's contractual right of rescission (a "holder"). This summary is applicable to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm's length with and is not affiliated with the Company; and (ii) holds Offered Securities as capital property. The Offered Securities generally should be considered to be capital property to a holder provided that the holder does not hold such Offered Securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act who might not otherwise be considered to hold their Debentures and/or Common Shares as capital property may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have their Debentures and/or Common Shares and all other "Canadian securities" as defined in the Tax Act owned or subsequently acquired by them treated as capital property. Any such holder should consult its own tax advisor prior to making such an election.

This summary is not applicable to: (i) "financial institutions" which are subject to the "mark-to-market" provisions of the Tax Act; (ii) "specified financial institutions" as defined in the Tax Act; (iii) a person an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iv) persons who have made a functional currency reporting election under section 261 of the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Offered Securities.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Proposed Amendments"), and the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations. There can be no assurance that any Proposed Amendments will be enacted in the form publicly announced or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Securities. Moreover, the income and other tax consequences of acquiring, holding or disposing of Offered Securities will vary depending on a prospective holder's particular circumstances including the province in which the holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to constitute legal or tax advice to any particular prospective holder. Prospective holders should consult their own tax advisors for advice with respect to the income tax consequences of an investment in Offered Securities, based on their particular circumstances.

Holders Resident in Canada

Subject to the foregoing limitations and exclusions, the following discussion applies to a holder of Offered Securities who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax convention (a "Canadian Holder").

Taxation of Holders of Debentures

Taxation of Interest on Debentures

A Canadian Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary should be required to include in computing its income for a taxation year any interest on the Debentures (i) that accrues or that is deemed to accrue to it to the end of the particular taxation year, or (ii) that has become receivable by or is received by the Canadian Holder before the end of that taxation year, except to the extent that such interest was included in computing the Canadian Holder's income for a preceding taxation year.

Any other Canadian Holder of Debentures (including an individual, other than certain trusts) should be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the Canadian Holder in that taxation year (depending upon the method regularly followed by the Canadian Holder in computing income), except to the extent that the interest was included in the Canadian Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to a Canadian Holder, such Canadian Holder should be required to include in computing income for a taxation year any interest that accrues to the Canadian Holder on the Debenture up to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Canadian Holder's income for that year or a preceding taxation year.

A Canadian Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax at a rate of 6 2/3% on certain investment income, including interest income.

Upon a conversion, redemption or repayment at maturity of a Debenture, interest accrued thereon to the date of conversion, redemption or repayment and that would otherwise be payable after that date will be included in computing the Canadian Holder's income, except to the extent such amount was included in computing the Canadian Holder's income for that or a previous taxation year.

In the event that a premium is paid to a Canadian Holder of Debentures upon repayment of the principal of the Debentures, the fair market value of such premium will generally be deemed to be interest received at that time by such Canadian Holder if such premium is paid by the Company because of the repayment by it to the Canadian Holder of Debentures before their maturity and to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by the Company on the Debentures for taxation years of the Company ending after that time.

As described above under the heading "Details of the Offering - Debentures — Interest Payment Election", the Company may elect to pay interest by issuing Common Shares to the Debenture Trustee for sale, in which event a Canadian Holder would be entitled to a cash payment equal to the interest owed to the Canadian Holder from the proceeds of sale of such Common Shares by the Debenture Trustee. If the Company were to pay interest in this manner, the Canadian federal tax consequences to a Canadian Holder would generally be the same as those described above.

Exercise of the Conversion Privilege

Generally, a Canadian Holder that converts a Debenture into Common Shares (or Common Shares and cash in lieu of a fraction of a Common Share) pursuant to its right of conversion under the terms of the Debenture, based on the current administrative practice of the CRA, should be deemed not to have disposed of the Debenture and, accordingly, should not realize a capital gain (or a capital loss) upon such conversion. Under the current administrative practice of the CRA, a Canadian Holder who, upon conversion of a Debenture, receives cash not in excess of $200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby realizing a capital gain (or a capital loss), or reduce the adjusted cost base of the Common Shares that the Canadian Holder receives upon conversion by the amount of the cash received.

The aggregate cost to a Canadian Holder of the Common Shares acquired upon exercise of such holder's right to convert a Debenture should generally be equal to the aggregate of the adjusted cost base to the Canadian Holder of the Debenture immediately before the conversion, minus any reduction of adjusted cost base for cash received in lieu of fractional shares as discussed above. Generally, the adjusted cost base to a Canadian Holder of Common Shares at any time should be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Canadian Holder as capital property at such time.

Other Disposition of Debentures

A disposition or deemed disposition of a Debenture by a Canadian Holder, including a redemption, payment on maturity or purchase for cancellation (but not including by the conversion of a Debenture into Common Shares pursuant to the Canadian Holder's conversion privilege as described above), generally should result in the Canadian Holder realizing a capital gain (or, subject to certain rules in the Tax Act, a capital loss) equal to the amount by which the proceeds of disposition, net of any amount otherwise required to be included in the Canadian Holder's income as interest, exceed (or are less than) the aggregate of the adjusted cost base to the Canadian Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) should be subject to the tax treatment described below under "Holders Resident in Canada – Taxation of Holders of Common Shares – Taxation of Capital Gains and Capital Losses".

If the Company pays any amount upon the redemption, purchase or maturity of a Debenture by issuing Common Shares to the Canadian Holder (but not including by the conversion of a Debenture into Common Shares pursuant to the Canadian Holder's conversion privilege as described above), the Canadian Holder's proceeds of disposition of the Debenture should be equal to the fair market value, at the time of disposition of the Debenture, of the Common Shares and any other consideration so received (except consideration received in satisfaction of accrued interest).

The cost to the Canadian Holder of the Common Shares so received should be equal to the fair market value of such Common Shares. Generally, the adjusted cost base to a Canadian Holder of Common Shares at any time should be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the Canadian Holder as capital property at such time.

Upon a disposition or deemed disposition of a Debenture, interest thereon should be included in computing the income of the Canadian Holder as described above under "Holders Resident in Canada – Taxation of Holders of Debentures – Taxation of Interest on Debentures", and should be excluded in computing the Canadian Holder's proceeds of disposition of the Debenture.

Taxation of Holders of Common Shares

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Canadian Holder (except to the Company) should generally result in the Canadian Holder realizing a capital gain (or, subject to certain rules in the Tax Act, a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Canadian Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) should be subject to the tax treatment described below under "Holders Resident in Canada – Taxation of Holders of Common Shares – Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one half of any capital gain (a "taxable capital gain") realized by a Canadian Holder in a taxation year is required to be included in the Canadian Holder's income for that year, and one-half of any capital loss (an "allowable capital loss") realized by a Canadian Holder in a taxation year is required to be deducted against taxable capital gains realized by the Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains for a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year from net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

If the Canadian Holder is a corporation, any capital loss realized on the disposition of a Common Share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the Common Share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, whether directly or indirectly through another partnership or trust.

Taxable capital gains realized by a Canadian Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax depending on the Canadian Holder's circumstances.

A Canadian Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax at a rate of 6 2/3% on certain investment income, including taxable capital gains.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received on Common Shares held by a Canadian Holder should be included in the Canadian Holder's income for the purposes of the Tax Act.

Such dividends received by a Canadian Holder that is an individual (including most trusts) should be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as "eligible dividends".

Taxable dividends received by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult their own tax advisors in this regard.

A Canadian Holder that is a corporation is required to include such dividends in computing its income and generally should be entitled to deduct the amount of such dividends in computing its taxable income. The Tax Act imposes a 331/3% refundable tax on dividends received (or deemed to be received) in a taxation year by a corporation that is a "private corporation" or "subject corporation" (as defined in the Tax Act) for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the Canadian Holder's taxable income for the year. This tax should generally be refunded to the Canadian Holder at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation.

Holders Not Resident in Canada

Subject to the limitations and exclusions discussed above, the following summary applies to a holder of Offered Securities who, at all relevant times, is neither resident nor deemed to be resident in Canada for purposes of the Tax Act or any applicable income tax convention and does not, and is not deemed to, use or hold Offered Securities, in carrying on a business in Canada (a "Non-Canadian Holder"). This discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Taxation of Interest on Debentures

A Non-Canadian Holder generally should not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Company as, on account or in lieu of payment of, or in satisfaction of, interest or principal on the Debentures, except as described below under "Risk Factors – Withholding Tax".

Exercise of the Conversion Privilege

The conversion of a Debenture into Common Shares pursuant to the exercise of the conversion privilege by a Non-Canadian Holder should generally be deemed not to constitute a disposition of the Debenture and, accordingly, a Non-Canadian Holder should not recognize a gain or a loss on such conversion.

Receipt of Dividends on Common Shares

Where a Non-Canadian Holder receives or is deemed to receive a dividend on Common Shares, the amount of such dividend should be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Canadian Holder's country of residence. For instance, where the Non-Canadian Holder is a resident of the United States that is entitled to benefits under the Canada-United States Income Tax Convention (1980) as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends generally should be reduced to 15%.

Taxation of Holders on Disposition of Offered Securities

A Non-Canadian Holder should not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition of a Debenture (including as a result of a redemption, payment on maturity or purchase for cancellation) or a Common Share unless the Debenture or Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) to the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Common Shares are then listed on a designated stock exchange (which currently includes the TSX), the Debentures and the Common Shares generally should not constitute taxable Canadian property of a Non-Canadian Holder unless, at any time during the 60 month period immediately preceding the disposition or deemed disposition, (i) the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm's length, or the Non-Canadian Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or options or interests in respect of any such property.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, provided the Common Shares are listed on a designated stock exchange (which currently includes the TSX) on the Closing Date, the Debentures will be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered education savings plans, registered disability savings plans (except, in the case of Debentures, a deferred profit sharing plan to which the Company, or an employer that does not deal at arm's length with the Company, has made a contribution) and tax-free savings accounts ("TFSAs") (collectively, "Deferred Plans"). Common Shares issuable upon the conversion, redemption or maturity of the Debentures will be qualified investments under the Tax Act for Deferred Plans provided the Common Shares are listed on a designated stock exchange at the time of their issuance.

Notwithstanding that Debentures and Common Shares issuable upon the conversion, redemption or maturity of the Debentures may be qualified investments as described above, the holder of a TFSA or the annuitant under a RRSP or RRIF that holds Debentures or Common Shares will be subject to a penalty tax if such Debentures or Common Shares are a "prohibited investment" for the purposes of the Tax Act. The Debentures and the Common Shares should generally be a "prohibited investment" if the holder or the annuitant, as the case may be, does not deal at arm's length with the Company for the purposes of the Tax Act or the holder or the annuitant, as the case may be, has a "significant interest" (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm's length for the purposes of the Tax Act.

Prospective holders should consult their own tax advisors regarding their particular circumstances.

RISK FACTORS

An investment in the Offered Securities is subject to certain risks due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. Investors should carefully consider the risks described under the heading "Risk Factors" in the AIF incorporated by reference in this short form prospectus, the risks identified elsewhere in this short form prospectus and the documents incorporated by reference herein and the risk factors set forth below prior to making an investment in the Debentures.

Political Risks in Foreign Jurisdictions

Beyond the risks inherent in the petroleum industry, the Company is subject to additional political risks resulting from doing business in Egypt and Yemen. In recent months, there has been significant civil unrest and widespread protests and demonstrations throughout the Middle East, including in Egypt and Yemen. In mid-February 2011, after widespread protests, demonstrations and civil unrest, the Egyptian military announced that it had assumed control of the nation's affairs. In November 2011, widespread protests and demonstrations aimed at the Egyptian military reignited civil unrest. In late-November 2011 through January 2012, elections were held in Egypt but these elections may not result in political stability. In Yemen, recent civil unrest led to the resignation of that country's President in late-November 2011. There is no guarantee that the country's new leadership will be able to secure political stability in Yemen. The new governments in Egypt and Yemen could adopt new policies that might result in substantially hostile attitudes towards foreign investments such as the Company's. In an extreme case, these new governments could result in forced renegotiation of our existing contracts, termination of contract rights and expropriation of our assets or resource nationalization. Loss of property (damage to, or destruction of, our wells, production facilities or other operating assets) and/or interruption of our business plans (including lack of availability of drilling rigs, oilfield equipment or services if third party providers decide to exit the region or inability of our service equipment providers to deliver necessary items for the Company to continue operations) as a direct or indirect result of political protests, demonstrations or civil unrest in Egypt or Yemen could have a material adverse impact on our results of operations and financial condition. In addition, we cannot provide assurance that future political developments in Egypt or Yemen, including changes in government, changes in laws or regulations, export restrictions or further civil unrest or other disturbances, would not have an adverse impact on ongoing operations, our ability to comply with our current contractual obligations, or on the terms or enforceability of our production sharing and concession agreements or other contracts with governmental entities.

Business in Foreign Jurisdictions

All of the Company's current production is located in Egypt and Yemen. As such, and in addition to the specific political risks mentioned above, the Company is subject to political, economic, and other uncertainties, including, but not limited to, expropriation of property without fair compensation, changes in energy policies or the personnel administering them, a change in oil or natural gas pricing policy, the actions of national labour unions, nationalization, currency fluctuations and devaluations, renegotiation or nullification of existing concessions and contracts, exchange controls and royalty and tax increases and retroactive tax claims, investment restrictions, import and export regulations and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss due to civil strife, acts of war, terrorist activities and insurrections, economic sanctions, the imposition of specific drilling obligations and the development and abandonment of fields.

The Company's operations may also be adversely affected by laws and policies of Canada, Egypt and Yemen affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company's operations in Egypt and Yemen, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company's exploration, development and production activities in Egypt and Yemen could be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company.

If the Company's operations are disrupted and/or the economic integrity of its projects are threatened for unexpected reasons, its business may be harmed. These unexpected events may be due technical difficulties, operational difficulties which impact the production, transport or sale of the Company's products, security risks related to terrorist activities and insurrections, difficult geographic and weather conditions, unforeseen business reasons or otherwise. Prolonged problems may threaten the commercial viability of its operations.

Operations Solely in Egypt and Yemen

The Company's business focuses on the petroleum industry in a limited number of properties, namely in Egypt and Yemen. Larger companies have the ability to manage their risk by diversification. However, the Company lacks diversification, in terms of both the nature and geographic scope of its business. As a result, factors affecting its industry or the regions in which it operates will likely impact us more acutely than if our business was more diversified.

Foreign Operations Subject to Exchange Controls

Exchange controls may prevent us from transferring funds abroad. For example, certain governments have imposed a number of monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. These central banks may require prior authorization and may or may not grant such authorization for our foreign subsidiaries to make dividend payments to us and there may be a tax imposed with respect to the expatriation of the proceeds from our foreign subsidiaries.

Agreements with Governments of Egypt and Yemen

There can be no assurance that the agreements entered into with the governments of Egypt and Yemen and others are enforceable or binding in accordance with the Company's understanding of their terms or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may void the agreements, laws and regulations that the Company is relying on.

Market for Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after completion of the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

The Company has applied to list the Debentures (including any Debentures that may be issued pursuant to the Over-Allotment Option) distributed under this short form prospectus and the Common Shares issuable upon conversion, redemption or maturity of the Debentures (including any Debentures that may be issued pursuant to the Over-Allotment Option) on the TSX. Such listings, as well as the Company's existing listing of Common Shares on the NASDAQ, will be subject to the Company fulfilling all the listing requirements of the TSX and the NASDAQ, respectively.

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under "Special Note Regarding Forward-Looking Statements". In addition, the market price for securities in the stock markets can experience significant price and trading fluctuations. These fluctuations can result in volatility in the market prices of securities that is often unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Common Shares.

Existing and Prior Ranking Indebtedness

The Debentures will be subordinate to Senior Indebtedness of the Company. The Debentures will also be effectively subordinate to claims of creditors of the Company's Subsidiaries, except to the extent that the Company is a creditor of such Subsidiaries ranking at least pari passu with such creditors. In the event of the Company's insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, its assets would be made available to satisfy the obligations of the creditors of such Senior Indebtedness before being available to pay the Company's obligations to the holders of the Debentures. Accordingly, all or a substantial portion of the Company's assets could be unavailable to satisfy the claims of the holders of the Debentures.

The Company's ability to meet its debt-service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt-service obligations, working capital and future capital-expenditure requirements. In addition, the Company's ability to borrow funds in the future and to make payments on outstanding debt will depend on the satisfaction of covenants in then existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company's consolidated indebtedness could result in a default, which, if not cured or waived, could result in the acceleration of the relevant indebtedness. If such indebtedness were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs.

Repayment of the Debentures

The Company may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice and subject to any required regulatory approvals, unless an Event of Default has occurred and is continuing, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured, and any accrued and unpaid interest thereon, by issuing and delivering Common Shares to the holders of the Debentures. There is no guarantee that the Company will be able to repay the outstanding principal amount in cash upon maturity of the Debentures.

Prevailing Yields on Similar Debentures

Prevailing yields on similar Debentures will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar Debentures rise, and will increase as prevailing yields for similar Debentures decline.

Redemption on a Change of Control

The Company will be required to offer to purchase for cash all outstanding Debentures upon the occurrence of a Change of Control. However, it is possible that following a Change of Control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Details of the Offering - Debentures – Repurchase Upon a Change of Control". In addition, the Company's ability to purchase the Debentures in such an event may be limited by law, by the Indenture, by the terms of other present or future agreements relating to indebtedness, and agreements that the Company may enter into in the future which may replace, supplement or amend the Company's future debt. The Company's future credit agreements or other agreements may contain provisions that could prohibit the purchase of the Debentures by the Company. The Company's failure to purchase the Debentures would constitute an Event of Default under the Indenture, which might constitute a default under the terms of the Company's other indebtedness at that time.

If a holder of Debentures converts its Debentures in connection with a Change of Control, the Company may, in certain circumstances, be required to increase the conversion rate, as described under "Details of the Offering - Debentures – Cash Change of Control". While the increased conversion rate is designed, inter alia, to compensate a holder of Debentures for the lost option time value of its Debentures as a result of a Change of Control in certain circumstances, the increased conversion rate amount is only an approximation of such lost value and may not adequately compensate the holder for such loss. In addition, in some circumstances as described under "Details of the Offering - Debentures – Cash Change of Control", no adjustment will be made.

Absence of Covenant Protection

The Indenture will not restrict the Company or any of its Subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging its assets to secure any indebtedness. The Indenture will not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Company or any of its Subsidiaries.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of the Company, on or after March 31, 2015 and prior to the Maturity Date at any time and from time to time, at the redemption prices set forth in this short form prospectus, together with any accrued and unpaid interest. See "Details of the Offering - Debentures – Redemption and Purchase". Holders of Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Debentures.

Dilutive Effects on Holders of Common Shares

The Company expects to issue Common Shares upon conversion, redemption or maturity of the Debentures. Additionally, the Company may issue Common Shares in connection with the payment of interest on the Debentures. Accordingly, holders of Common Shares may suffer dilution.

Conversion Right Following Certain Transactions

In the event of certain transactions, pursuant to the terms of the Indenture, each Debenture will become convertible into securities, cash or property receivable by a holder of Common Shares in such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Company were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on future prospects and other factors. See "Details of the Offering - Debentures – Conversion Privilege".

Credit Risk

The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on the Company's financial health and creditworthiness at the time of such payments.

Withholding Tax

Effective January 1, 2008, the Tax Act was amended to generally eliminate withholding tax on interest paid or credited to nonresidents of Canada with whom the payor deals at arm's length. However, Canadian withholding tax continues to apply to payments of "participating debt interest". For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an "excess"). The deeming rule does not apply in respect of certain "excluded obligations", although it is not clear whether a particular convertible debenture would qualify as an "excluded obligation". If a convertible debenture is not an "excluded obligation", issues that arise are whether any excess would be considered to exist, whether any such excess which is deemed to be interest is "participating debt interest", and if the excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

The CRA has stated that no excess, and therefore no participating debt interest, would in general arise on the conversion of a "traditional convertible debenture" and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm's length for purposes of the Tax Act). The CRA has published guidance on what it believes to be a "traditional convertible debenture" for these purposes. The Debentures should generally meet the criteria set forth in CRA's published guidance; however, there can be no assurance that amounts paid or payable by the Company to a Holder of Debentures on account of interest or any "excess" amount will not be subject to Canadian withholding tax at 25% (subject to any reduction in accordance with a relevant tax treaty).

INTEREST OF EXPERTS

Certain legal matters in connection with the issuance of the Offered Securities offered hereby will be passed upon on behalf of the Company by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Torys LLP. As of February 6, 2012, each of the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Torys LLP, as a group, own less than 1% of the outstanding Common Shares.

Reserve estimates contained in certain of the documents incorporated by reference into this short form prospectus are based upon reports prepared by DeGolyer and MacNaughton Canada Limited as independent consultants, with respect to reserves of the Company. As of the date hereof, the partners, as a group, of DeGolyer and MacNaughton Canada Limited own, directly or indirectly, less than 1% of the outstanding Common Shares.

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte & Touche LLP, Independent Registered Chartered Accountants, 700, 850 – 2nd Street SW, Calgary, Alberta T2P 0R8.

The registrar and transfer agent for the Common Shares is Olympia Trust Company at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of Debentures will have the benefit of a contractual right of rescission exercisable following the issuance of the Common Shares to such purchasers on conversion of the Debentures in accordance with the terms of the Indenture. See "Details of the Offering - Debentures".

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We have read the short form prospectus of TransGlobe Energy Corporation (the "Company") dated February , 2012 relating to the issue and sale of 6.00% convertible unsecured subordinated debentures of the Company (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors and shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of income (loss) and retained earnings, comprehensive income (loss) and cash flows for the years then ended. Our report is dated March 11, 2011.

Independent Registered Chartered Accountants
Calgary, Canada
<>, 2012

A-1

CERTIFICATE OF THE COMPANY

Date: February 7, 2012

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

TRANSGLOBE ENERGY CORPORATION

(signed) "Ross G. Clarkson"	(signed) "David C. Ferguson"
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors
of TransGlobe Energy Corporation

(signed) "Lloyd W. Herrick"	(signed) "Geoffrey C. Chase"
Director	Director

A-2

CERTIFICATE OF THE UNDERWRITERS

Date: February 7, 2012

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

SCOTIA CAPITAL INC.	MACQUARIE CAPITAL MARKETS CANADA LTD.

By: (signed) "David Baboneau"	By: (signed) "David M. Vetters"

CANACCORD GENUITY CORP.	RBC DOMINION SECURITIES INC.

By: (signed) "Bruce McDonald"	By: (signed) "Rob King"

DUNDEE SECURITIES LTD.	FIRSTENERGY CAPITAL CORP.	GMP SECURITIES L.P.

By: (signed) "Timothy J. Hart"	By: (signed) "Robyn T. Hemminger"	By: (signed) "Mark Wellings"